Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Corporation
Vermilion Energy Inc. (“Vermilion” or the “Company”) Suite 3500, 520 - 3rd Avenue S.W. Calgary, Alberta T2P 0R3
Item 2	Date of Material Change
April 16, 2018
Item 3	News Release
A news release reporting the material change was disseminated through the services of PRNewswire and filed on SEDAR on April 16, 2018.
Item 4	Summary of Material Change

Vermilion entered into an arrangement agreement dated April 16, 2018 (the “Arrangement Agreement”) with Spartan Energy Corp. (“Spartan”), pursuant to which Vermilion agreed to acquire all of the issued and outstanding common shares of Spartan (“Spartan Shares”) on the basis of 0.1476 of a common share of Vermilion (“Vermilion Shares”) for each Spartan Share held (the “Arrangement”).

The full text of the Arrangement Agreement is available on SEDAR at www.sedar.com under Vermilion’s profile.

Item 5.1

Full Description of Material Change

Vermilion entered into the Arrangement Agreement, pursuant to which Vermilion agreed to acquire all of the issued and outstanding Spartan Shares on the basis of 0.1476 of a Vermilion Share for each Spartan Share held on the effective date (the “Effective Date”) of the Arrangement.

The Arrangement Agreement provides for the implementation of the Arrangement by means of a plan of arrangement under the Business Corporation Act (Alberta). The Arrangement Agreement contains customary representations and warranties of each of Spartan and Vermilion, non-solicitation covenants by Spartan and right to match provisions in favour of Vermilion. Pursuant to the Arrangement Agreement, a non-completion fee of $40 million will be payable by Spartan in certain circumstances, including if Spartan enters into an agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement) or if the board of directors of Spartan withdraws or modifies its recommendation with respect to the Arrangement. The Arrangement Agreement also provides that a non-completion fee of $40 million will be payable by Vermilion in certain circumstances.

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals (including Competition Act (Canada) and approval of the Toronto Stock Exchange and New York Stock Exchange for the issuance of Vermilion Shares), and the approval of 66 2/3 percent of the votes cast by Spartan shareholders represented in person or by proxy at a special meeting of Spartan shareholders to be called to consider the Arrangement (the “Spartan Meeting”) and a majority of the votes cast by Spartan shareholders, represented in person or by proxy at the Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Each of the boards of directors of Vermilion and Spartan unanimously approved the Arrangement and the board of directors of Spartan has recommended that the Spartan shareholders vote in favour of the Arrangement. All directors and officers of Spartan entered into voting support agreements with Vermilion pursuant to which they have agreed, among other things, to vote their Spartan Shares in favour of the Arrangement, subject to certain permitted exceptions.

An information circular and proxy statement regarding the Arrangement is expected to be mailed to shareholders of Spartan in late April 2018 with the Spartan Meeting expected to take place on May 25, 2018. Closing of the Arrangement is expected to occur shortly thereafter.

Item 5.2	Disclosure For Restructuring Transactions
Not applicable.
Item 6	Reliance of Section 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officers
For more information, please contact: Anthony Marino President & Chief Executive Officer investor_relations@vermilionenergy.com (403) 269-4884
Item 9	Date of Report
April 19, 2018.

Cautionary Note Regarding Forward-Looking Statements

This Material Change Report contains certain forward-looking information and statements including, but not limited to, the proposed acquisition of Spartan by Vermilion pursuant to a plan or arrangement, the mailing of the information circular regarding the Arrangement, the date of the Spartan Meeting and the completion of the Arrangement. Forward-looking information typically contains statements with words such as “intend”, “target”, “anticipate”, “plan”, “estimate”, “expect”, “potential”, “could”, “will”, or similar words suggesting future outcomes. All of the forward-looking statements in this Material Change Report are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Vermilion believes these assumptions are reasonable, they are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include: that the business of the Spartan Meeting concludes as anticipated; the timing and receipt of the necessary shareholder, regulatory, court and other approvals; and the timely satisfaction of all other conditions to the closing of the Arrangement. Vermilion believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results and achievements to differ materially from those expressed or implied by such statements. Although Vermilion believes the expectations conveyed by the forward-looking statements are reasonable based on the information available on the date of such forward-looking statements were made, no assurances can be given as to future results and achievements. There is no guarantee that the Arrangement will be completed on the announced terms or at all. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Vermilion undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.